FOR IMMEDIATE RELEASE
     December 13, 1996

                             Media Contact: Robert C. Fort
                             (757) 629-2714

     NS SEEKS INJUNCTION TO STOP POSTPONEMENT OF CONRAIL SHAREHOLDER VOTE

     NORFOLK, VA -- Norfolk Southern Corporation today filed a motion in U.S. District Court in Philadelphia to block Conrail, Inc. from postponing a scheduled December 23 meeting at which shareholders are to vote on whether to "opt out" of Pennsylvania's Fair Value statute.

          In its motion for a preliminary injunction, Norfolk Southern said Conrail and CSX Corporation are "subverting the processes of corporate democracy" by announcing they will refuse to allow the vote to proceed unless they are assured of victory. The motion alleges that this represents "fundamentally unfair conduct directed at Conrail's shareholders' most fundamental right - the
     right to vote."   Norfolk Southern said Conrail and CSX are
     allowing shareholders no choice on December 23, effectively denying them the right to vote against the proposed amendment to Conrail's charter.

          "Permitting defendants to disenfranchise those shareholders who refuse to opt out of the statute designed to protect them against coercive, two-tiered front-end loaded tender offers like the CSX transaction defeats the purpose and intent" of the Pennsylvania law and "contravenes the public policy concern for credible corporate democracy," Norfolk Southern said in its motion.

          Norfolk Southern has offered $110 a share in cash for all Conrail shares, a $10 billion offer worth at least $1.3 billion more than CSX's proposal.

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